Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months Ended June 30,				Six Months Ended June 30,
	2016		2015		2016		2015
Net (loss) income		$(497)		$71		$(1,126)		$(587)
Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%
Net (loss) income allocable to Class A Unit Holders		$(497)		$71		$(1,126)		$(587)
Weighted average Class A Units outstanding		11,100		11,100		11,100		11,100
Net (loss) income per Class A Unit		$(0.04)		$0.01		$(0.10)		$(0.05)